SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Southside Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84470P109

(CUSIP Number)

Brian R. Marek, Esq.

Hunton & Williams LLP

1445 Ross Ave. Suite 3700

Dallas, Texas 75202

(214) 468-3351

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

CUSIP No. 84470P109

1.	NAME OF REPORTING PERSON

IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

First National Bank Group, Inc.

TIN: 74-2221690

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(See Instructions):

(a)  ☐        (b)  ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	1,072,500

	8. SHARED VOTING POWER	1,072,500

	9. SOLE DISPOSITIVE POWER	1,072,500

	10. SHARED DISPOSITIVE POWER	1,072,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,072,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 8.18% (1)

14.	TYPE OF REPORTING PERSON (See Instructions): CO

(1)	Based on 13,110,398 shares of common stock of Southside Bancshares, Inc. (the “Company”) issued and outstanding as of October 25, 2007, as set forth in the Company’s 10-Q Quarterly Report filed November 14, 2007 for the quarterly period ended September 30, 2007.

Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON

IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

First National Bank Group, Inc. Employee Stock Ownership Plan

TIN: 74-2772237

4.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(See Instructions):

(a)  ☐        (b)  ☑

5.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	52,500

	8. SHARED VOTING POWER	52,500

	9. SOLE DISPOSITIVE POWER	52,500

	10. SHARED DISPOSITIVE POWER	52,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.40% (1)

14.	TYPE OF REPORTING PERSON (See Instructions): EP

(1)	Based on 13,110,398 shares of common stock of Southside Bancshares, Inc. (the “Company”) issued and outstanding as of October 25, 2007, as set forth in the Company’s 10-Q Quarterly Report filed November 14, 2007 for the quarterly period ended September 30, 2007.

Page 4 of 8 Pages

1.	NAME OF REPORTING PERSON

IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY):

Trustees of the First National Bank Group, Inc. Employee Stock Ownership Plan:

•	David O. Rogers, Jr.
•	Robert Gandy, III
•	Saul Ortega

6.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(See Instructions):

(a)  ☐        (b)  ☑

7.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions): WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	52,500

	8. SHARED VOTING POWER	52,500

	9. SOLE DISPOSITIVE POWER	52,500

	10. SHARED DISPOSITIVE POWER	52,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,500

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.40% (1)

14.	TYPE OF REPORTING PERSON (See Instructions): IN

(1)	Based on 13,110,398 shares of common stock of Southside Bancshares, Inc. (the “Company”) issued and outstanding as of October 25, 2007, as set forth in the Company’s 10-Q Quarterly Report filed November 14, 2007 for the quarterly period ended September 30, 2007.

Page 5 of 8 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”), par value $1.25 per share, of Southside Bancshares, Inc. (“Southside”), a Texas corporation. Southside’s principal executive office is located at 1201 Beckham, P.O. Box 1079, Tyler, Texas 75710.

Item 2. Identity and Background.

(a) The name of the persons filing this Schedule 13D are First National Bank Group, Inc. (“FNBG”), the First National Bank Group, Inc. Employee Stock Ownership Plan (“ESOP”) and David O. Rogers, Jr., Robert Gandy, III and Saul Ortega, not in their individual capacities, but in their capacity as trustees of the ESOP (the “Trustees”). The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each director and executive officer of FNBG are set forth on Annex A (collectively, the “Named Individuals”).

(b) The principal business address and address of the principal office of each of FNBG, the ESOP and the Trustees is 100 West Cano, Edinburg, Texas 78539.

(c) FNBG is a holding company that owns First National Bank, a national banking association with its main office in Edinburg, Texas (the “Bank”). The ESOP is a qualified retirement plan established under section 401(a) of the Internal Revenue Code.

(d) and (e) During the past five years, none of FNBG, the ESOP or the Trustees have, and to their best knowledge, none of the Named Individuals has, been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

FNBG acquired the 1,072,500 shares of Common Stock beneficially held by FNBG (the “FNBG Shares”) reported herein using working capital funds for an aggregate purchase price of $21,443,155. The ESOP acquired the 52,500 shares of Common Stock beneficially held by the ESOP (the “ESOP Shares,” referred to collectively with the FNBG Shares as the “Shares”) reported herein using working capital funds for an aggregate purchase price of $1,152,795.

Item 4. Purpose of the Transaction.

In May 2006, FNBG filed an application to obtain approval under the Bank Holding Company Act of 1956, as amended (the “BHCA”) to acquire up to 9.90% of the Common Stock, which application was subsequently approved by the Board of Governors of the Federal Reserve System (the “FRB”) in September 2006. At the time that application was filed, FNBG beneficially owned approximately 4.9% of the Common Stock outstanding.

In connection with the May 2006 application, FNBG agreed to abide by certain passivity commitments (“non-control commitments”) promulgated by the FRB. On October 6, 2006, FNBG purchased 30,000 shares of Common Stock, thereby increasing its ownership to approximately 5.1% of the Common Stock then outstanding. On October 12, 2006, FNBG filed a Schedule 13G with respect to its investment in Southside.

Page 6 of 8 Pages

From October 7, 2006, to August 9, 2007, FNBG purchased 525,000 shares of Common Stock, and the ESOP purchased 52,500 shares of Common Stock, thereby increasing their collective ownership to 1,125,000 shares, or approximately 8.6% of the Common Stock outstanding.

Since October 2006, FNBG has become increasingly concerned about the performance of the Common Stock. In October 2006, the Common Stock was trading at $25.00 to $26.00 a share. Since November 2006, however, the price per share of Common Stock had declined to where the stock was trading below $20.00 per share in late July and early August of 2007. The Common Stock’s price recovered somewhat in September and October of 2007, but has once again fallen below $20.00 for most of the month of November.

In addition, until May 2007 (at which point FNBG had purchased over 70% of the shares it beneficially owns in Southside), Southside’s primary market area was Smith, Gregg, Cherokee, Anderson, Kaufman and Henderson Counties in East Texas. Southside has long been the dominant banking organization in Smith County (including Tyler, Texas), with a current market share of roughly 36% of the deposits in that county, and Southside currently has over a 16% market share in all those counties combined (compared with just over 9% for its closest competitor). FNBG was surprised to learn in May 2007 that Southside had entered into an agreement to acquire Fort Worth Bancshares, Inc. and its subsidiary, Fort Worth National Bank. The main offices of the banks are more than 150 miles apart, and Southside is moving from a market in which it is the dominant competitor into a highly competitive urban market. Further, in August, Southside announced that it had acquired a 50% interest in an entity that would acquire automobile portfolios from lenders throughout the country, including banks and credit unions.

Both these transactions appear to represent a significant departure from the original business model of Southside. While Southside appears to have changed strategic direction, FNBG is concerned about the underlying financial performance of Southside with return on average assets and efficiency ratios that are below peer.

Finally, FNBG is concerned over the recent announcement by Southside that it had become aware of financial reporting errors and that Southside’s previously issued consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and for each of the quarterly periods of March 31, June 30 and September 30, 2006 should no longer be relied upon, and should be restated. Southside also determined that a material weakness existed due to ineffective internal control over the accurate presentation and disclosure of the statement of cash flows as of December 31, 2006. Accordingly, the Company’s management has concluded that Management’s Report on Internal Control over Financial Reporting set forth in the Company’s 2006 Annual Report on Form 10-K should no longer be relied upon and should be restated.

For these reasons, FNBG believes that the circumstances under which it agreed to the non-control commitments and filed on Schedule 13G, rather than Schedule 13D, have changed and the condition of Southside has deteriorated. Given the current circumstances, on December 4, 2007, FNBG filed an application to obtain approval under the BHCA to acquire up to 9.90% of the Common Stock, and to terminate the non-control commitments. FNBG does not intend to take any action inconsistent with the non-control commitments until this application is approved and all applicable waiting periods have expired. Under applicable law, FNBG may not acquire additional shares of the Common Stock before the application is approved by the FRB and applicable statutory waiting periods have expired.

FNBG’s and the ESOP’s purpose in acquiring the Shares was to obtain a meaningful equity position in Southside. FNBG intends to continue to evaluate Southside’s business, financial condition, results of operations, capital structure, management, stock market performance and other relevant factors.

Page 7 of 8 Pages

Depending on the price and availability of Southside’s securities, subsequent developments affecting Southside, the business prospects of Southside, general stock market and economic conditions, tax considerations and other factors deemed relevant, and upon receipt of FRB approval, FNBG may consider various alternative courses of action and take any action deemed appropriate, including, but not limited to, acquiring additional securities of Southside or disposing of all or a portion of Southside’s securities through open market or privately negotiated transactions or otherwise, or making certain proposals to Southside or its shareholders. Upon receipt of FRB approval, FNBG may seek the views of, hold discussions with and respond to inquiries from representatives of Southside and other persons with respect to any of the foregoing.

Upon receipt of FRB approval, FNBG may, from time to time, develop plans respecting, or propose changes in the policies, operations, capital structure or business of Southside. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of assets or change in capitalization. Before FRB approval, FNBG will not take any action inconsistent with the passivity commitments.

Subject to the foregoing, neither FNBG, the ESOP or the Trustees, nor to the best of their knowledge, any of the Named Individuals, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of Item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) As of December 4, 2007, FNBG was the beneficial owner of the FNBG Shares, representing approximately 8.18% of the outstanding shares of Common Stock (based upon 13,110,398 shares of Common Stock outstanding as of October 25, 2007 as disclosed in Southside’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007). None of the Named Individuals beneficially own any of the FNBG Shares.

As of December 4, 2007, the ESOP was the beneficial owner of the ESOP Shares, representing approximately 0.40% of the outstanding shares of Common Stock (based upon 13,110,398 shares of Common Stock outstanding as of October 25, 2007 as disclosed in Southside’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007). Except as set forth below under Item 5(b), none of the Named Individuals beneficially own any of the ESOP Shares.

Although not required to be included with this filing, as of December 4, 2007, certain of the Named Individuals own shares of Common Stock in their individual capacities that are not included in the Shares beneficially held by FNBG or the ESOP, as set forth in the table below:

Name	Shares Owned
David O. Rogers, Jr.	11
Robert Gandy, III	134.149
Michael V. McCarthy	269.87

(b) David O. Rogers, Jr., Robert Gandy, III and Saul Ortega, as trustees of the ESOP, have voting power and dispositive power, individually and shared, of the ESOP Shares, and thus beneficially own the ESOP Shares.

Page 8 of 8 Pages

To the best knowledge of FNBG, the ESOP and the Trustees, none of the other Named Individuals has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition or the shared power to dispose or to direct the disposition of any of the Shares.

(c) None of FNBG, the ESOP or the Trustees, nor to the best of their knowledge any of the Named Individuals, has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of FNBG, the ESOP or the Trustees, nor to the best of their knowledge any of the Named Individuals, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock or any other securities of Southside.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1                                Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST NATIONAL BANK GROUP, INC.:

Date: December 5, 2007.	By:	/s/ Robert Gandy, III
Robert Gandy, III,
Chief Executive Officer, First National Bank Group, Inc.

FIRST NATIONAL BANK GROUP, INC.

EMPLOYEE STOCK OWNERSHIP PLAN:

Date: December 5, 2007.	By:	/s/ Robert Gandy, III
Robert Gandy, III, not in his individual capacity but solely in his capacity as trustee of the First National Bank Group, Inc. Employee Stock Ownership Plan

Date: December 5, 2007.	By:	/s/ David O. Rogers, Jr.
David O. Rogers, Jr., not in his individual capacity but solely in his capacity as trustee of the First National Bank Group, Inc. Employee Stock Ownership Plan

Date: December 5, 2007.	By:	/s/ Saul Ortega
Saul Ortega, not in his individual capacity but solely in his capacity as trustee of the First National Bank Group, Inc. Employee Stock Ownership Plan

ANNEX A

DIRECTORS AND OFFICERS OF

FIRST NATIONAL BANK GROUP, INC.

The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of First National Bank Group, Inc. is set forth below. The business address of each director and executive officer is First National Bank Group, Inc., P.O. 100 West Cano, P.O. Box 1079, Edinburg, Texas 78539.

Name	Business Address	Relationship to FNBG, The ESOP and the Bank	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship

David O. Rogers, Jr.	100 West Cano Edinburg, TX 78539	Chairman of the Board of FNBG; Trustee of the ESOP; Chairman of the Board of the Bank	Chairman of the Board of FNBG; Trustee of the ESOP; Chairman of the Board of the Bank	USA
Robert Gandy, III	100 West Cano Edinburg, TX 78539	Director and President of FNBG; Trustee of the ESOP; Director and President of the Bank	Director and President of FNBG; Trustee of the ESOP; Director and President of the Bank	USA
Saul Ortega	100 West Cano Edinburg, TX 78539	Director and Secretary/Treasurer of FNBG; Trustee of the ESOP; Chief Financial Officer of the Bank	Director and Secretary/Treasurer of FNBG; Trustee of the ESOP; Chief Financial Officer of the Bank	USA
Dwayne Bair	2015 Ann St. Edinburg, TX 78539	Director of FNBG; Director and President of the Bank	Retired Farmer Bank Consultant 2015 Ann St. Edinburg, TX 78539	USA
Arturo Z. Flores	1119 S. 9th St. Edinburg, TX 78539	Director of FNBG; Director of the Bank	Retired CPA 1119 S. 9th St. Edinburg, TX 78539	USA
Oscar Garza, Jr.	2213 Agnes St. Corpus Christi, TX 78405	Director of the Bank	Furniture Retail Agnes Furniture 2213 Agnes St. Corpus Christi, TX 78405	USA
A.R. Guerra	P.O. Box 388 Linn, TX 78563	Director of FNBG; Director of the Bank	Farmer/Rancher P.O. Box 388 Linn, TX 78563	USA
Michael V. McCarthy	100 West Cano Edinburg, TX 78539	Director of FNBG; Director of the Bank Chief Lending Officer	Director of FNBG; Director and Bank Chief Lending Officer	USA
Jack McClelland	2614 W. Freddy Gonzales Edinburg, TX 78539	Director of FNBG; Director of the Bank	Electrical Contractor/R.E. Developer McClelland Electric 2614 W. Freddy Gonzales Edinburg, TX 78539	USA
Joe Pritchett	P.O. Box 10578 Corpus Christi, TX 78460	Director of the Bank	Business Owner Oil & Gas Investments P.O. Box 10578 Corpus Christi, TX 78460	USA